

Mail Stop 3720

July 9, 2009

Via U.S. Mail

Mr. Glen F. Post, III
Chairman of the Board of Directors and
Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

> **RE:** **CenturyTel, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 29, 2008**
> **File No. 1-7784**

Dear Mr. Post:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director